UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: December 2011

Commission File Number: 001-34656

China Lodging Group, Limited

(Exact name of registrant as specified in its charter)

No. 2266 Hongqiao Road

Changning District

Shanghai 200336

People’s Republic of China

(86) 21 6195-2011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Lodging Group, Limited

By:	/s/ Tuo (Matthew) Zhang
	Name:	Tuo (Matthew) Zhang
	Title:	Chief Executive Officer

Date: December 8, 2011

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	China Lodging Group, Limited Announces Results of 2011 Annual General Meeting

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